SurgiLight, Inc.
            2100 Alafaya Trail, Suite 600
                 Orlando, FL  32826
                   (407) 482-4555


December 26, 2006


Division of Corporate Finance
Securities and Exchange Commission
Washington, DC  20549

     Re:  Withdrawal of Registration Statement on Form SB-2
     SEC File No.:  333-103284
     Filing Date: February 18, 2003


To: Division of Corporate Finance

     Pursuant to Rule 477(a) under the General Rules and
Regulations under the Securities Act of 1933, as amended
(the "1933 Act"), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission
(the "SEC") for an order permitting SurgiLight, Inc.
(the "Registrant") to withdraw the Registration Statement on Form SB-2 filed by the Registrant on February 18, 2003 and all subsequently filed amendments to such registration statement (the "Registration Statement").

     No securities were sold pursuant to this Registration
Statement. The withdrawal is being sought at the request of the Registrant in order to amend and update the dated information contained in the registration statement. The
Registrant respectfully requests that, in accordance with other the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.


Sincerely,


/s/ Louis P. Valente
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Louis P. Valente
Vice Chairman


/s/ Mark E. Murphy
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Mark E. Murphy
Controller